FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2007

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: March 29, 2007

3

Exhibit 99.1

Ctrip Announces Resignation of Director and Appoints New Board Member

Shanghai, China – March 29, 2007, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China, today announced that Mr. Yoshihisa Yamada recently resigned from the company’s board of directors effective March 29, 2007. Mr. Yoshihisa Yamada has been a member of the board since June 2004. Regarding Mr. Yamada’s departure, James Liang, Chairman of Ctrip said, “We appreciate the guidance and dedication that Mr. Yamada has brought to the company.”

Mr. Hideaki Yokomizo has been appointed to Ctrip’s board to fill the vacancy arisen from Mr. Yamada’s resignation. Mr. Yokomizo is the Deputy General Manager of Rakuten Travel, Inc. Prior to joining Rakuten in 2006, Mr. Yokomizo worked for PIA Corporation in Tokyo from 2002 to 2006 and McKinsey & Co. in Tokyo and London from 1999 to 2002. Mr. Yokomizo holds a Bachelor’s degree from Tohoku University and an MBA degree from New York University.

“We are very excited to have Mr. Yokomizo join the company’s board of directors,” added James Liang, “Mr. Yokomizo’s extensive business experience and management background will be a tremendous asset to our company to further grow our business.”

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For Further Information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12216

Email: jrcui@ctrip.com

4